March 30, 2015

Via EDGAR transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                             QVC, Inc.

Registration Statement on Form 10

Dear Sir or Madam:

On behalf of our client, QVC, Inc. (“QVC”), a wholly owned subsidiary of Liberty Interactive Corporation (“LIC”), on March 30, 2015, we transmitted for electronic filing QVC’s Registration Statement on Form 10, relating to the voluntary registration of QVC’s common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Form 10”).

As a wholly owned subsidiary of LIC, QVC meets the requirements set forth in General Instruction I(1) of Form 10-K.  In accordance with published guidance from the Securities and Exchange Commission’s Division of Corporation Finance, the Form 10 omits certain disclosure items that correspond to the disclosure items that QVC is permitted to omit from a Form 10-K pursuant to General Instruction I(2) of Form 10-K.

Should any questions arise with respect to this filing, please contact the undersigned at Tel: (212) 408-2503, Fax: (212) 259-2503.

Very truly yours,

/s/ Renee L. Wilm
Renee L. Wilm

cc:              QVC, Inc.

Robert Smith

Melissa Robson

KPMG LLP

H. Michael Keys